VIA EDGAR
July 19, 2021
Office of Life Sciences
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Cara Wirth
Mark Ransom

Re:	Absci Corporation Acceleration Request for Registration Statement on Form S-1 File No. 333-257553
Dear Ms. Wirth,
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Absci Corporation (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 21, 2021, at 5:30 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.
Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Maggie Wong at (415) 733-6071. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Maggie Wong, by facsimile to (415) 520-6984.
If you have any questions regarding this request, please contact Maggie Wong of Goodwin Procter LLP at (415) 733-6071.

Sincerely,
ABSCI CORPORATION

/s/ Sean McClain
Sean McClain
Chief Executive Officer
 cc:         Maggie Wong, Goodwin Procter LLP
Kingsley Taft, Goodwin Procter LLP
Brian Cuneo, Latham & Watkins LLP